March 17, 2011

VIA EDGAR

Ms. Janice McGuirk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	BTHC XV, Inc.
Current Report on Form 8-K/A, filed January 3, 2011
File No. 0-52808

Dear Ms. McGuirk:

This will confirm the telephone conversation my colleague, Timothy French, and I had with you earlier today regarding the timing of the responses of our client, BTHC XV, Inc. (the “Company”), to the comments contained in your letter to the Company dated January 28, 2011.

As per our conversation, it is our understanding that the Company is in the process of changing its independent registered public accounting firm and, as a result, will be unable to respond to your comments by March 17, 2011.  It is expected that the new independent registered public accounting firm will take some time to review the Company’s financial statements and to be able to aid the Company in responding to the comments.  As per our telephone conversation, as soon as we have additional information, we will once again reach out to you.

Please call me at (212) 885-5372 if you have any questions.  Thank you very much for your consideration.

Very truly yours,

/s/ Richard DiStefano
   Richard DiStefano